23003003

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
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SEC FILE NUMBER
8-45310

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Nationwide Planning Associates, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

115 West Century Road, Suite 360
(No. and Street)

Paramus	NJ	07652
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Karalewich	(201) 476 - 0029	mkaralewich@nationwideplanning.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC
(Name – if individual, state last, first, and middle name)

3500 Lenox Rd., Suite 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

05/05/09	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Karalewich, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Nationwide Planning Associates, Inc., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

[signature]
Notary Public

AFERDITA ISUFI
NOTARY PUBLIC-NEW JERSEY
Comm Expires July 07, 2024

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Nationwide Planning Associates, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nationwide Planning Associates, Inc. (the "Company") as of December 31, 2022, the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2006.

March 30, 2023
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

Nationwide Planning Associates, Inc.

Financial Statements

For the Year Ended

December 31, 2022

Nationwide Planning Associates, Inc.
Statement of Financial Condition
December 31, 2022

Assets

Cash	$	67,893
Deposit with clearing broker		100,000
Due from clearing broker		909,012
Due from related party		260,000
Accounts receivable		514,789
Income tax receivable		58,213
Prepaid Expenses		60,189
Property and equipment, net of accumulated depreciation of $ (1,435,483)		161,714
Right of use asset		698,578
Deposits		76,799
Total Assets	$	2,907,187

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued expenses	$	266,017
Commissions payable		572,881
Subordinated Loan		250,000
Lease Liability		775,142
Accrued Compensation		38,515
Total Liabilities	$	1,902,555
Stockholders' Equity	$	1,004,632
Total Liabilities and Stockholders' Equity	$	2,907,187

The accompanying notes are an integral part of these financial statements.

Nationwide Planning Associates, Inc.
Statement of Operations
For the Year Ended December 31, 2022

REVENUES		
Commissions	$	11,793,630
Mutual Fund Fees		3,634,641
Private Placements		1,781,981
Interest Income		61,703
Fees from Registered Representatives		1,033,812
Other Income		308,712
Total Revenues	$	18,614,479
Expenses		
Commissions, compensation and benefits	$	15,430,815
Clearing services		790,289
Technology and communications		215,902
Occupancy & Equipment		675,175
Interest		37,500
Other expenses		1,237,968
Total Expenses	$	18,387,649
Income before income taxes	$	226,830
Provision for Puerto Rico income taxes		22,261
Net Income	$	204,569

The accompanying notes are an integral part of these financial statements.

Nationwide Planning Associates, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2022

Cash flows from Operating Activities:		
Net Income	$	204,569
Items which do not impact cash:		
Depreciation		63,341
Adjustments to reconcile net income to net cash		
Provided by operations:		
Increase in income tax receivable		(58,213)
Decrease in accounts receivable		68,858
Decrease in due from clearing broker		1,138,671
Decrease in prepaid expenses		17,409
Increase in due from related party		(260,000)
Decrease in right of use asset		399,707
Increase in accounts payable and accrued expenses		144,555
Decrease in commissions payable		(181,125)
Decrease in lease liability		(504,718)
Decrease in income taxes payable		(64,911)
Decrease in accrued compensation		(23,328)
Net Cash Provided By Operating Activities	$	944,815
Cash Flows from Financing Activities		
Distributions		(1,094,155)
Net Cash Used by Financing Activities	$	(1,094,155)
Net Decrease in Cash		(149,340)
Cash		
Beginning of Year	$	217,233
End of Year	$	67,893
Supplemental Cash Flow Disclosures		
Cash paid during the year for interest	$	37,500
Puerto Rico income tax payments		80,474

The accompanying notes are an integral part of these financial statements.

Nationwide Planning Associates, Inc.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2022

Balance at December 31, 2021	$	250,000
Balance at December 31, 2022	$	250,000

The accompanying notes are an integral part of these financial statements.

Nationwide Planning Associates, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2022

Balance, December 31, 2021	$ 1,894,218
Distributions	$ (1,094,155)
Net Income	$ 204,569
Balance, December 31, 2022	$ 1,004,632

The accompanying notes are an integral part of these financial statements.

Nationwide Planning Associates, Inc.
Notes to Financial Statement
December 31, 2022

NOTE A - Organization and Summary of Significant Accounting Policies

Organization and Description of Business: Nationwide Planning Associates, Inc. (the "Company"), is a New Jersey corporation formed in October 1992. Its principal business activity is selling mutual funds, variable annuities, individual equity and fixed income securities, and insurance products.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company does not carry customer accounts or perform custodial functions related to customer securities. Customers of the Company are introduced to a carrying broker-dealer (clearing broker) on a fully disclosed basis.

Cash: The Company maintains its cash accounts in a high credit quality financial institution. Balances at times may exceed federally insured limits.

Property and Equipment: Property and equipment is recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Income Taxes: The Company is taxed as an S-corporation. Therefore, the income or losses of the Company flow through to its stockholders and no federal income taxes are recorded in the accompanying financial statements. Although the Company as an S-corporation generally is not subject to income tax at the Company level, the Company is subject to the dispositions of the Internal Revenue Code of Puerto Rico for its Puerto Rican sourced income.

The Company has adopted the provisions of Financial Accounting Standards Board Accounting Standards Codification 740-10 ("ASC 740-10"), Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for uncertain tax positions is necessary.

NOTE A - Organization and Summary of Significant Accounting Policies (Continued)

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue from Contracts with Customers: Revenue from contracts with customers includes commission and concession income and private placement services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Private placement revenue primarily consists of selling commissions and marketing allowance fees for the sale of interests in an offering. The Company recognizes private placement revenue upon the sale of each interest as this satisfies the only performance obligation identified by the Company.

Mutual funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. The Company may receive distribution fees paid by the funds upfront, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually quarterly or monthly.

NOTE A - Organization and Summary of Significant Accounting Policies (Continued)

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

Accounts Receivable: Accounts receivable are non-interesting-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on managements' review of accounts receivable, no allowance for credit losses is considered necessary.

NOTE B - Net Capital

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $560,356 which was $496,758 in excess of its required net capital of $63,598 and its ratio of aggregate indebtedness to net capital was 1.70 to 1.00.

NOTE C - Off Balance Sheet Risk

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE D - Clearing Agreement

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The deposit is refundable if, and when, the Company ceases doing business with the clearing broker.

The receivable from the clearing broker consists of commissions receivable as well as funds held in various accounts.

Nationwide Planning Associates, Inc.
Notes to Financial Statement
December 31, 2022

NOTE E - Leases

The Company has obligations for office space with initial noncancellable terms in excess of one year. The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company recognizes a lease liability and a right of use (ROU) asset on its balance sheet by recognizing the lease liability of all such leases based on the present value of future lease payments. The Company uses an incremental borrowing rate based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments) less the unamortized balance of lease incentives received. Lease costs for lease payments are recognized on a straight-line basis over the lease terms.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease terms.

Maturity of the lease liability under the noncancelable operating leases with initial noncancelable terms in excess of one year are as follows:

2023	324,324
2024	89,337
2025	91,950
2026	94,641
2027	97,413
Thereafter	177,110
Total	$874,775

Total undiscounted lease payments	$874,775
Less imputed interest	(99,633)
Total lease liability	$775,142
Weighted average remaining lease term:	
Operating leases	4.87 years
Weighted average discount rate:	
Operating Leases	6%

NOTE E - Leases (Continued)

The Company's office space leases require it to make variable payments for the Company's proportionate share of operating expenses (i.e., building property taxes, insurance, and common area maintenance). These variable lease payments are not included in lease payments used to determine the lease liability and are thus recognized as variable costs when incurred.

The total lease cost including variable costs associated with all leases for the year ended December 31, 2022 was $611,834.

The operating lease liability exceeds the operating lease ROU asset due to an unamortized lease incentive.

NOTE F - Income Taxes

The Company records deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities for its Puerto Rican operations, which are measured using the enacted tax rates and laws in effect when the differences are expected to be reversed.

The provision for Puerto Rico income taxes is recorded as the current tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The provision for Puerto Rico income taxes is summarized as follows:

Current income tax expense	$22,261
Deferred income tax benefits	-
Total provision for Puerto Rico income taxes	$22,261

Income tax expense differs from the amount determined by applying the statutory tax rate to pretax income primarily due to non-Puerto Rican sourced income. The Company's income tax receivable at December 31, 2022 in the amount of $58,213 arises from income tax withholdings by Puerto Rico that are to be refunded to the Company.

NOTE G - Retirement Plan

The Company has an employer sponsored 401(k) plan which is offered to all eligible employees. There were no employer contributions expensed by the Company for the year ended December 31, 2022.

NOTE H - Contingencies

The Company is subject to arbitrations and litigation in the normal course of business. The Company has two matters in progress at December 31, 2022, as defendant.

NOTE H - Contingencies (Continued)

The Company establishes accruals for legal actions when potential losses associated with the actions become probable and the costs can be reasonably estimated. For such accruals, the Company records the amount considered to be the best estimate within a range of potential losses that are both probable and estimable; however, if the Company cannot determine a best estimate, then the low end of the range of those potential losses is recorded. The actual costs of resolving legal actions may be substantially higher than the amounts accrued for those actions. Based on information currently available, the Company has accrued $200,000 for the low-end range of the expected cost to settle the matters that has been included in accounts payable and accrued expenses within the accompanying statement of financial condition.

NOTE I - Liabilities Subordinated to the Claims of General Creditors

The $250,000 subordinated loan represents a loan subordinated to the claims of general creditors as of December 31, 2022. The subordinated loan is covered by an agreement approved by FINRA and is thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital, it may not be repaid. The subordinated borrowing is with a related party and bears interest at an annual rate 15%.

The subordinated loan will mature when the lender provides notice to the Company of its desire to terminate the loan agreement.

NOTE J - Related Party Transactions

The Company has a shared services agreement with a related company owned by the Company's stockholders. The Company provides the related company with administrative staff, office space and other operating support services in exchange for fees. Fees recognized by the Company under the agreement for 2022 were approximately $308,712 and have been included in other income in the accompanying statement of operations. Approximately $128,630 of amounts payable to the Company arising from this agreement were forgiven by the Company and have been included in other expenses in the accompanying statement of operations.

Separately, the Company at times pays for operating expenses of the related company for which reimbursement is subsequently requested or the amount due to the Company is forgiven. The Company paid approximately $42,342 of operating expenses on behalf of the related company during 2022 that was forgiven by the Company and has been included in other expenses in the accompanying statement of operations.

The Company has extended informal loans to the related company in the amount of $260,000 as of December 31, 2022. The loans are payable on demand, do not bear interest, and are included in due from related party within the accompanying statement of financial condition.

NOTE J - Related Party Transactions (Continued)

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

Nationwide Planning Associates, Inc.

Supplemental Information

Schedule I
Nationwide Planning Associates, Inc.

Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission Act of 1934
As of December 31, 2022

NET CAPITAL:

Total stockholders' equity	$	1,004,632
Plus subordinated loan	$	250,000
Less non-allowable assets:		
Due from related party		260,000
Income tax receivable		58,213
Property and equipment, net		161,714
Deposits		76,799
Prepaid Expenses		60,189
Accounts receivable, net of related commission payable		75,859
Total Deductions		(692,774)
Net capital before haircuts	$	561,858
Less haircuts	$	(1,502)
Net Capital	$	560,356
Minimum dollar net capital	$	50,000
Minimum net capital based on aggregate indebtedness	$	63,598
Excess net capital	$	496,758
Aggregate indebtedness	$	953,977
Ratio of aggregate indebtedness to net capital		1.70 to 1.00

There is no significant difference between the Company's computation of net capital above and its amended Part IIA of Form X-17A-5 as of December 31, 2022.

Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2022

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

Schedule III
Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2022

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Nationwide Planning Associates, Inc.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Nationwide Planning Associates, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Nationwide Planning Associates, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Nationwide Planning Associates, Inc. stated that Nationwide Planning Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year with exceptions as noted in the exemption report. Nationwide Planning Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Nationwide Planning Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

March 30, 2023
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

NATIONWIDE
PLANNING ASSOCIATES, INC.
Member FINRA • SIPC

115 West Century Road, Suite 360
Paramus, NJ 07652
Phone (201) 476-0029 Fax (201) 476-0132

BROKER DEALERS ANNUAL EXEMPTION REPORT

Nationwide Planning Associates, Inc claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.
Nationwide Planning Associates, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31, 2022 with the following exceptions:

Item	Exception	Date	Description
1	Customer check forwarded 2 business days after taking receipt from the firm's Hato Rey (CRD# 557061) registered location.	1/5/2022	The firm identified the exception during the branch audit and has taken corrective action.
2	Customer check forwarded 3 business days after taking receipt from the firm's Mayaguez (CRD# 637887) registered location.	1/21/2022	The firm identified the exception during the branch audit and has taken corrective action.
3	Customer check forwarded 2 business days after taking receipt from the firm's main Paramus office (CRD# 258203) registered location.	1/26/2022	Check was missing the account number when it arrived to the main office. The check was placed in safekeeping pending confirmation from representative of the account where check should be deposited.
4	Customer check forwarded 2 business days after taking receipt from the firm's San Juan (CRD# 614745) registered location.	2/23/2022	The firm identified the exception during the branch audit and has taken corrective action.
5	Customer check forwarded 2 business days after taking receipt from the firm's Humacao (CRD# 657494) registered location.	3/21/2022	Check was accompanied with new brokerage account paperwork. The account was opened next day on 3/22/2022 and check was deposited on 3/23/2022. The mobile app check deposit feature does not recognize the account on the same day it is opened thus mobile check deposits can only be done the following day.
6	Customer check forwarded 2 business days after taking receipt from the firm's Mayaguez (CRD# 637887) registered location.	3/25/2022	Check was accompanied with new brokerage account paperwork. The account was opened next business day on 3/28/2022 and check was deposited on 3/29/2022. The mobile app check deposit feature does not recognize the account on the same day it is opened thus mobile check deposits can only be done the following day.
7	Customer check forwarded 2 business days after taking receipt from the firm's Humacao (CRD# 657494) registered location.	3/29/2022	Check was accompanied with new brokerage account paperwork. The account was opened next day on 3/30/2022 and check was deposited on 3/31/2022. The mobile app check deposit feature does not recognize the account on the same day it is opened thus mobile check deposits can only be done the following day.
8	Customer check forwarded 2 business days after taking receipt from the firm's main Paramus office (CRD# 258203) registered location.	4/4/2022	Check was accompanied with new Jackson National account paperwork. The Compliance team was waiting for clarification on
9	Customer check forwarded 4 business days after taking receipt from the firm's main Paramus office (CRD# 258203) registered location.	4/4/2022	The firm identified the exception and has taken corrective action. Our investigation concluded that this was most likely an entry error in the log by the processor and the check was actually received on 4/8/2022.
10	Customer check forwarded 4 business days after taking receipt from the firm's Mayaguez (CRD# 637887) registered location.	5/11/2022	The firm identified the exception during the branch audit and has taken corrective action.
11	Customer stock certificate forwarded 2 business days after taking receipt from the firm's Hato Rey (CRD# 557061) registered location.	8/11/2022	The firm identified the exception during the branch audit and has taken corrective action.
12	Customer check forwarded 3 business days after taking receipt from the firm's main Paramus office (CRD# 258203) registered location.	8/22/2022	The firm identified the exception and has taken corrective action. The log is missing the forward date but our investigation concluded that it was deposited on 8/25/2022. Check was accompanied with new brokerage account paperwork. The account was opened on 8/24/2022 and check was deposited on 8/25/2022. The mobile app check deposit feature does not recognize the account on the same day it is opened thus mobile check deposits can only be done the following day.
13	Customer check forwarded 3 business days after taking receipt from the firm's Huntington (CRD# 300368) registered location.	8/29/2022	The firm identified the exception during the branch audit and has taken corrective action.
14	Customer check forwarded 5 business days after taking receipt from the firm's Hasbrouck Heights (CRD# 179308) registered location.	9/8/2022	The firm identified the exception and has taken corrective action.
15	Customer check forwarded 2 business days after taking receipt from the firm's Lebanon (CRD# 720910) registered location.	9/12/2022	The firm identified the exception during the branch audit and has taken corrective action.

16	Customer check forwarded 2 business days after taking receipt from the firm's Lebanon (CRD# 720910) registered location.	9/12/2022	The firm identified the exception during the branch audit and has taken corrective action.
17	Customer check forwarded 2 business days after taking receipt from the firm's Hato Rey (CRD# 557061) registered location.	10/7/2022	The firm identified the exception during the branch audit and has taken corrective action.
18	Customer check forwarded 2 business days after taking receipt from the firm's Humacao (CRD# 657494) registered location.	10/13/2022	The firm identified the exception during the branch audit and has taken corrective action.
19	Customer check forwarded 2 business days after taking receipt from the firm's Mayaguez (CRD# 637887) registered location.	10/14/2022	The firm identified the exception during the branch audit and has taken corrective action.
20	Customer check forwarded 2 business days after taking receipt from the firm's Mayaguez (CRD# 637887) registered location.	10/14/2022	The firm identified the exception during the branch audit and has taken corrective action.
21	Customer check forwarded 3 business days after taking receipt from the firm's Mayaguez (CRD# 637887) registered location.	10/17/2022	Check was accompanied with new brokerage account paperwork. The account was opened on 10/19/2022 and check was deposited on 10/20/2022. The mobile app check deposit feature does not recognize the account on the same day it is opened thus mobile check deposits can only be done the following day.
22	Customer check forwarded 2 business days after taking receipt from the firm's Merrick (CRD# 715585) registered location.	12/8/2022	The firm identified the exception and has taken corrective action.
23	Customer check forwarded 2 business days after taking receipt from the firm's Mayaguez (CRD# 637887) registered location.	12/14/2022	Check was accompanied with new brokerage account paperwork. The account was opened next business day on 12/15/2022 and check was deposited on 12/16/2022. The mobile app check deposit feature does not recognize the account on the same day it is opened thus mobile check deposits can only be done the following day.

Michael J. Karalewich, CFP®
Chief Executive Officer
March 17, 2023